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                                                                    Exhibit 12.1
                                                                    ------------




                              BLOCK FINANCIAL CORPORATION
               Computation of Ratio of Earnings to Fixed Charges
                             (Amounts in thousands)




                                                           2004        2003        2002        2001        2000
                                                       ----------   ---------   ---------   ---------   ---------

Pretax income before change in accounting principle    $  694,869   $ 626,237   $ 299,097   $ 110,747   $ 111,211
                                                       ==========   =========   =========   =========   =========
FIXED CHARGES:
   Interest expense                                        45,580      62,294     100,800     223,816     156,123
   Interest portion of net rent expense (a)                10,801       8,378       6,969       4,976       3,407
                                                        ---------   ---------   ---------    --------   ---------
Total fixed charges                                        56,381      70,672     107,769     228,792     159,530
                                                        ---------   ---------   ---------    --------   ---------
Earnings before income taxes and fixed charges         $  751,250   $ 696,909   $ 406,866   $ 339,539   $ 270,741
                                                       ==========  ==========   =========   =========   =========

Ration of earnings to fixed charges                          13.3         9.9         3.8         1.5         1.7
                                                        =========  ==========   =========   =========   =========

   (a) One-third of net rent expense is the portion deemed representative of the interest factor.

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